EXECUTION COPY

UNDERWRITING AGREEMENT

November 12, 2020

Taseko Mines Limited

15th Floor - 1040 W. Georgia St.

Vancouver, British Columbia

V6E 4H1

Attention: Mr. Stuart D. McDonald, President

Dear Sirs/Mesdames:

Cantor Fitzgerald Canada Corporation ("CFCC"), Velocity Trade Capital Ltd., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TD Securities Inc. (collectively, the "Underwriters" and each individually an "Underwriter"), hereby severally, and not jointly nor jointly and severally, offer to purchase from Taseko Mines Limited (the "Company") in the respective percentages set forth in Section 18 hereof, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 27,750,000 common shares of the Company (the "Firm Shares") on an underwritten basis at a price of $0.83 per Firm Share (the "Offering Price") for an aggregate purchase price of $23,032,500.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the "Over-Allotment Option") to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 18 hereof, up to an additional 4,162,500 common shares of the Company (the "Additional Shares") at a price of $0.83 per Additional Share for the purposes of covering over-allotments and for market stabilization purposes.  The Over-Allotment Option may be exercised in accordance with Section 6(3) hereof.  The Firm Shares and the Additional Shares are collectively referred to herein as the "Offered Shares".

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws (as hereinafter defined); (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of FINRA (as hereinafter defined); and (iii) any offers or sales of the Offered Shares in the United Kingdom will be conducted in a private placement through the Underwriters, or one or more affiliates of the Underwriters, only to Relevant Persons (as hereinafter defined) without registration under the Securities Act (as hereinafter defined) in reliance upon an exemption from registration provided by Regulation S (as defined herein).

In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company agrees to pay to CFCC on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 6.0% of the aggregate gross proceeds of the Offering, which will be reduced to 4.0% for Purchasers (defined below) on the UK President's List and 3.0% for Purchasers on the Northern American President's List (up to a subscription amount of $5,000,000), as agreed to in each case between the Company and CFCC (the "Underwriting Fee"), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company less the amount of the Underwriting Fee and all fees, disbursements and expenses incurred by the Underwriters in accordance with the provisions in Section 16 hereof.

The Underwriters understand that in addition to the Offering (as hereinafter defined), the Company is undertaking a non-brokered private placement of up to 2,409,638 Common Shares (as hereinafter defined) at the Offering Price for gross proceeds to the Company of up to $2,000,000 (the "Concurrent Private Placement"). No fees are payable to the Underwriters in connection with the Concurrent Private Placement.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1 Interpretation

(1) Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

"Additional Shares" has the meaning given to it in the second paragraph of this Agreement;

"affiliate" has the meaning given to it in the Business Corporations Act (British Columbia);

"Agreement" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this agreement;

"Applicable Laws" means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Applicable Prospectus" has the meaning given to it in Section 8(r);

"Applicable Securities Laws" means the Canadian Securities Laws, the U.K. Securities Laws and the U.S. Securities Laws;

"Applicable Time" has the meaning given to it in Section 2(7);

"Business Day" means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia, Toronto, Ontario, London, United Kingdom, and New York, United States;

"Canadian Commissions" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

"Canadian Final Base Prospectus" has the meaning given to it in Section 2(3);

"Canadian Offering Documents" has the meaning given to it in Section 5(1)(c);

"Canadian Preliminary Base Prospectus" has the meaning given to it in Section 2(1);

"Canadian Preliminary Prospectus Supplement" has the meaning given to it in Section 2(3);

"Canadian Prospectus" has the meaning given to it in Section 2(3);

 "Canadian Prospectus Supplement" has the meaning given to it in Section 2(3);

"Canadian Securities Laws" means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

"CDS" means the CDS Clearing and Depository Services Inc.;

"CF US" has the meaning given to it in Section 8;

"CFCC" means Cantor Fitzgerald Corporation Canada;

"Claim" has the meaning given to it in Section 10(2);

"Closing Date" has the meaning given to it in Section 6(2);

"Closing Time" has the meaning given to it in Section 6(2);

"Code" has the meaning given to it in Section 8(xx);

"Commission" means the British Columbia Securities Commission;

"Common Shares" means the common shares in the capital of the Company;

"Company" means Taseko Mines Limited;

"Concurrent Private Placement" has the meaning given to it in the fifth paragraph of this Agreement;

"Corporate Records" has the meaning given to it in Section 8(x);

"CREST" means the computer-based system and procedures which enable title to units of a security to be evidenced and transferred without a written instrument and in respect of which Euroclear UK & Ireland Limited is the operator;

"Defaulting Underwriter" has the meaning given to it in Section 18(2);

"Depositary" means Computershare Investor Services plc;

"Depositary Interests" means depositary interests representing Common Shares;

"Distribution" means "distribution" or "distribution to the public" as those terms are defined in the Applicable Securities Laws;

"Effective Date" has the meaning given to it in Section 2(3);

"Entity" has the meaning given to it in Section 8(hhh);

"Environmental Laws" has the meaning given in Section 8(bbb)(i);

"Environmental Permits" has the meaning given in Section 8(bbb)(ii);

"Exchanges" means, collectively, the TSX, NYSE American and LSE;

"Evaluation Date" has the meaning given to it in Section 8(z).

"Exchange Act" has the meaning given to it in Section 2(9);

"FCA" means the United Kingdom Financial Conduct Authority;

"Financial Promotion Order" means the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended from time to time;

"FSMA" means the United Kingdom Financial Services and Markets Act 2000, as amended from time to time;

"Financial Statements" has the meaning given to it in Section 8(t);

"Firm Shares" has the meaning given to it in the first paragraph of this Agreement;

"Form F-X" has the meaning given to it in Section 2(2);

"Governmental Authority" means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing in any jurisdiction;

"Hazardous Substances" has the meaning given to it in Section 8(bbb)(i);

"IFRS" has the meaning given to it in Section 8(t);

"Incorporated Documents" has the meaning given to it in Section 2(8);

"Indemnified Party" has the meaning given to it in Section 10(1);

"Indemnifying Party" has the meaning given to it in Section 10(1);

"Intellectual Property" has the meaning given to in Section 8(ll);

"Issuer Free Writing Prospectus" means an "issuer free writing prospectus" as defined in Rule 433 under the Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) under the Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g) under the Securities Act;

"ITA" means the Income Tax Act (Canada), as amended;

"IT Systems and Data" meaning given to it in Section 8(lll);

"LSE" means London Stock Exchange plc;

"Marketing Documents" means the marketing materials approved in accordance with Section 4(2);

"marketing materials" has the meaning given to it in NI 41-101;

"Material Adverse Effect" means (i) any event, fact, circumstance, development, occurrence or state of affairs that is materially adverse to the business, assets (including intangible assets), affairs, operations, earnings, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and any of the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business or (ii) that would result in any of the Offering Documents containing a misrepresentation;

"material change" means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

"material fact" means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

"Material Properties" has the meaning given to it in Section 8(qq);

"Material Subsidiaries" has the meaning given to it in Section 8(w);

"misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"MI 11-202" means Multilateral Instrument 11-102 - Passport System;

"MJDS" has the meaning given to it in Section 2(2);

"Money Laundering Laws" has the meaning given in Section 8(ggg);

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 - Shelf Distributions;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"NYSE American" means the NYSE American LLC;

"Offered Shares" has the meaning given to it in the second paragraph of this Agreement (and, in respect of sales of Common Shares in the United Kingdom, includes, where the context requires, Depositary Interests representing those Common Shares);

"Offering" means the sale of Offered Shares pursuant to this Agreement;

"Offering Documents" means the Canadian Offering Documents and the U.S. Offering Documents;

"Offering Jurisdictions" means the Qualifying Jurisdictions, the United Kingdom and the United States;

"Offering Price" has the meaning given to it in the first paragraph of this Agreement;

"Option Closing Date" has the meaning given to it in Section 6(3);

"Option Closing Time" has the meaning given to it in Section 6(3);

"Over-Allotment Option" has the meaning given to it in the second paragraph of this Agreement;

"Passport System" has the meaning given to it in Section 2(1);

"Permits" has the meaning given to it in Section 8(rr);

"Person" has the meaning given to it in Section 8(dd);

"Preliminary Prospectuses" has the meaning given to it in Section 2(3);

"Principal Regulator" has the meaning given to it in Section 2(1);

"Prospectuses" has the meaning given to it in Section 2(5);

"Prospectus Regulation" means Regulation (EU) 2017/1129;

"Prospectus Supplements" has the meaning given to it in Section 2(5);

"Purchasers" means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

"Qualified Investors" means persons who are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation;

"Qualifying Jurisdictions" means all the provinces of Canada except Quebec;

"Registration Statement" has the meaning given to it in Section 2(4);

"Regulation M" has the meaning given to it in Section 8(zz);

"Regulation S" means Regulation S under the U.S. Securities Act;

"Relevant Persons" means (a) persons who are Qualified Investors and (b) persons in the United Kingdom who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order or who are high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order;

"Reports" has the meaning given to it in Section 8(rr)(iv);

"Road Show" has the meaning given to it in Section 2(7);

"Sanctions" has the meaning given to it in Section 8(hhh)(A);

"SEC" has the meaning given to it in Section 2(2);

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Securities Act" has the meaning given to it in Section 2(2)

"Selling Firm" has the meaning given to it in Section 3(1);

"Shelf Information" has the meaning given to it in Section 2(3);

"Shelf Procedures" has the meaning given to it in Section 2(1);

"Shelf Securities" has the meaning given to it in Section 2(1);

"Subsidiary" has the meaning ascribed thereto in the Applicable Securities Laws of the Province of British Columbia and includes the Material Subsidiaries, and "Subsidiaries" means all of them;

"Supplementary Material" has the meaning given to it in Section 2(6);

"template version" has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

"Time of Sale Prospectus" has the meaning given to it in Section 2(7);

"TSX" means the Toronto Stock Exchange;

"U.K. Affiliate" means any affiliate of the Underwriters, or any of them, that is an "authorised person" for the purposes of the FSMA;

"U.K. Listing Rules" means the listing rules of the FCA made under Part VI of the FSMA, as amended from time to time by the FCA;

"U.K. Securities Laws" means all applicable securities legislation in the United Kingdom;

"Underwriters" has the meaning given to it in the first paragraph of this Agreement;

"Underwriters' Expenses" has the meaning given to it in Section 16;

"Underwriting Fee" has the meaning given to it in the fourth paragraph of this Agreement;

"United Kingdom" means the United Kingdom of Great Britain and Northern Ireland;

"U.S. Amended Prospectus" means a prospectus included in any U.S. Registration Statement Amendment;

"U.S. Final Base Prospectus" has the meaning given to it in Section 2(3);

"U.S. Offering Documents" means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus and  the U.S. Prospectus, and any U.S. Amended Prospectus;

"U.S. Preliminary Prospectus" has the meaning given to it in Section 2(3);

"U.S. Preliminary Prospectus Supplement" has the meaning given to it in Section 2(3);

"U.S. Prospectus" has the meaning given to it in Section 2(3);

"U.S. Prospectus Supplement" has the meaning given to it in Section 2(3);

"U.S. Registration Statement Amendment" means any amendment to the Registration statement and any post-effective amendment to the Registration Statement filed with the SEC during the distribution of the Offered Shares;

"U.S. Securities Laws" has the meaning given to it in Section 2(2); and

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(2) Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Final Base Prospectus.

(3) Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4) All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5) Any reference in this Agreement to "$" or to "dollars" shall refer to the lawful currency of the United States, unless otherwise specified. References to "C$" are to Canadian dollars.

(6) The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" -  List of Material Subsidiaries

Schedule "B" - Matters to be Addressed in the Company's Canadian Counsel Opinion

Schedule "C" - Form of Opinion to be Provided by the Company's U.S. Counsel

Schedule "D" - Form of Opinion to be Provided by the Company's U.S. Tax Counsel

Schedule "E" - Form of Lock-Up Agreement

Section 2 Background and Interpretation.

(1) The Company has prepared and filed with the Canadian Commissions in each of the Qualifying Jurisdictions a preliminary short form base shelf prospectus dated April 29, 2020 relating to the distribution of up to C$500,000,000 of common shares, warrants, subscription receipts, debt securities, units or any combination of such securities of the Company (the "Shelf Securities") pursuant to Canadian Securities Laws and in accordance with MI 11-102 and NP 11-202 (together, the "Passport System"). Such preliminary short form base shelf prospectus relating to the distribution of the Shelf Securities, including any documents incorporated by reference therein and any supplements or amendments thereto, is herein called the "Canadian Preliminary Base Prospectus." The Company has prepared and filed the Canadian Preliminary Base Prospectus pursuant to NI 44-101 and National Instrument 44-102 - Shelf Distributions, the "Shelf Procedures". The British Columbia Securities Commission (the "Principal Regulator") has issued a receipt for the Canadian Preliminary Base Prospectus and the Company has satisfied the conditions in MI 11-102 to the deemed issuance of a receipt by the Canadian Commissions for the Canadian Preliminary Base Prospectus in each of the other Qualifying Jurisdictions.

(2) The Company has also prepared and filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the SEC (the "MJDS"), a registration statement on Form F-10 (Registration No. 333-237948) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), including the Canadian Preliminary Base Prospectus with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectus, including the documents incorporated by reference therein and any supplements or amendments thereto, is herein called the "U.S. Preliminary Prospectus".  The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the initial filing of the registration statement on Form F-10 (the "Form F-X"). For purposes of this Agreement, "U.S. Securities Laws" means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act (as defined in Section 2(9)) and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(3) In addition, the Company (a) has prepared and filed (i) with the Canadian Commissions in the Qualifying Jurisdictions, a final short form base shelf prospectus dated May 12, 2020 relating to the distribution of the Shelf Securities (including any documents incorporated therein by reference and any supplements or amendments thereto, the "Canadian Final Base Prospectus"), pursuant to the Shelf Procedures, omitting the Shelf Information (as hereinafter defined) in accordance with the rules and procedures set forth in NI 44-102, and (ii) with the SEC an amendment to the registration statement on Form F-10, including the Canadian Final Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (including the documents incorporated by reference therein and any supplements or amendments thereto, the "U.S. Final Base Prospectus"), which such amended registration statement on Form F-10/A became effective on June 24, 2020 (the "Effective Date") pursuant to Rule 467(b) under the Securities Act, (iii) with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Shelf Procedures, a preliminary prospectus supplement dated November 11, 2020 relating to the Offered Shares, which excluded certain information ("Canadian Preliminary Prospectus Supplement", together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws, the "Canadian Preliminary Prospectus"), and (iv) with the SEC pursuant to General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (including all documents incorporated therein by reference, the "U.S. Preliminary Prospectus Supplement", together with the U.S. Final Base Prospectus, the "U.S. Preliminary Prospectus"), and (b) will prepare and file, as promptly as possible and in any event (i) not later than 5:00 p.m. (Toronto time) on November 12, 2020, with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the "Canadian Prospectus Supplement", and together with the Canadian Final Base Prospectus, the "Canadian Prospectus"), and (ii) within one business day of such filing with the Canadian Commissions, with the SEC pursuant to General Instruction II.L, of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (including all documents incorporated by reference, the "U.S. Prospectus Supplement", and together with the U.S. Final Base Prospectus, the "U.S. Prospectus"). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Prospectus for which a final receipt has been obtained from the Canadian Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the "Shelf Information."  The Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus and any other prospectus supplement to the Canadian Final Base Prospectus and U.S. Final Base Prospectus in preliminary form that describes the Offered Shares and the offering thereof and is used prior to the filing of the Prospectuses (as defined below), together with the Canadian Final Base Prospectus and U.S. Final Base Prospectus, are collectively called the "Preliminary Prospectuses".

(4) The registration statement on Form F-10, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto, at such time, and the documents incorporated by reference therein pursuant to Item 4 of Form F-10, at such time, and including the Shelf Information, is herein called the "Registration Statement."

(5) The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the "Prospectuses." The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the "Prospectus Supplements."

(6) Any amendment or supplement to the U.S. Prospectus or the Canadian Prospectus (including any document incorporated by reference therein), that may be filed by or on behalf of the Company with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC after the Canadian Prospectus Supplement and the U.S. Prospectus Supplement have been filed and prior to the expiry of the period of distribution of the Offered Shares, is referred to herein collectively as the "Supplementary Material".

(7) As used herein, the "Applicable Time" is 5:00 p.m. (New York City time) on the date of this Agreement.  As used herein, a "free writing prospectus" has the meaning set forth in Rule 405 under the Securities Act, and a "Time of Sale Prospectus" means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, and each "road show" (as defined in Rule 433 under the Securities Act), if any, related to the offering of the Offered Shares contemplated hereby that is a "written communication" (as defined in Rule 405 under the Securities Act) (each such road show, a "Road Show").

(8) As used herein, the terms "Registration Statement", "Preliminary Prospectuses", "Time of Sale Prospectus" and "Prospectuses" shall include the documents incorporated and deemed to be incorporated by reference therein (the "Incorporated Documents"), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

(9) All references in this Agreement to the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Prospectus shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). All references in this Agreement to Financial Statements (as defined in Section 8(t)) and schedules and other information which are "contained," "included" or "stated" in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus (and all other references of like import) shall be deemed to mean and include all such Financial Statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be.

Section 3 Distribution of the Offered Shares

(1) Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a "Selling Firm") as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 7 hereof) to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2) The Offered Shares may only be offered and sold in the United Kingdom on a private placement basis by the Underwriters or, as applicable, their respective U.K. Affiliates, to Relevant Persons and the Company authorizes the Underwriters and their respective U.K. Affiliates to seek to procure subscribers for Offered Shares in the United Kingdom as agent for the Company on this basis. In exercising its authority to procure subscribers for the Offered Shares in the United Kingdom, each of the Underwriters severally warrants and undertakes to the Company that it and each of its U.K. Affiliates has complied, and will comply, with all applicable provisions of the FSMA and that neither it nor any of its U.K. Affiliates has sought nor will seek to procure any person as a subscriber for the securities in contravention of Section 21(1) of the FSMA or the Financial Promotion Order or in circumstances which would require production of an approved prospectus pursuant to Section 85 of the FSMA prior to or concurrently with completion of the distribution. The Company acknowledges that, subject to the foregoing, the Underwriters shall have absolute discretion to procure such Purchasers for the Offered Shares as they think fit. The relevant Offered Shares will be allocated in accordance with the allocation objectives agreed between the Company and the Underwriters.

(3) For purposes of this Section 3, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Company.

(4) CFCC shall promptly notify the Company when, in their opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States and United Kingdom.

(5) The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

(6) Notwithstanding the foregoing provisions of this Section 3, no Underwriter will be liable to the Company under this Section 3 with respect to a default by another Underwriter or another Underwriter's duly registered broker-dealer affiliate in the United States or United Kingdom or any Selling Firm, as the case may be.

(7) The Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

Section 4 Preparation of Prospectus Supplement; Marketing Materials; Due Diligence

(1) During the period of the Distribution of the Offered Shares, the Company shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

(2) Without limiting the generality of clause (1) above, during the Distribution of the Offered Shares:

(a) the Company shall prepare, in consultation with CFCC, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b) CFCC shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c) the Company shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and CFCC and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d) following the approvals and filings set forth in Section 4(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3) By the act of having delivered the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses to the Underwriters, the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4) Each of the Company and the Underwriters, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 4(2).

Section 5 Material Changes

(1) During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a) any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company and its Subsidiaries taken as a whole;

(b) any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c) any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, any Supplementary Material, any Incorporated Documents and any Marketing Documents (collectively, the "Canadian Offering Documents"), as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d) the occurrence of any event as a result of which (i) the U.S. Offering Documents, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus or any Issuer Free Writing Prospectus, in each case as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2) The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 5 and to not recommence the Distribution of the Offered Shares until Supplementary Material disclosing such change are filed in such Offering Jurisdiction.

(3) The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4) If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall subject to the proviso in Section 5(2) above, make any such filing under Applicable Securities Laws as soon as possible.

(5) The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 5.

Section 6 Purchase, Sale, Payment and Delivery of the Offered Shares.

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Offered Shares as follows:

(1) Public Offering of the Offered Shares. CFCC hereby advises the Company that the Underwriters intend to offer for sale to the public, on the terms set forth in the Time of Sale Prospectus and each Prospectus, their respective portions of the Offered Shares as soon after this Agreement has been executed as CFCC, in its sole judgment, has determined is advisable and practicable. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the purchase price of the Offered Shares may be decreased by the Underwriters and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. Any such decrease will not affect the proceeds to be received by the Company.

(2) The Closing Date in respect of the Offered Shares. Payment of the Offering Price for the Firm Shares, and if applicable, any Additional Shares, shall be made to the Company by wire transfer against delivery of the Firm Shares and, if applicable, Additional Shares, to CFCC on behalf of the Underwriters, through the facilities of CDS designated by the Underwriters, in such names and denominations as the Underwriters may request, and such payment and delivery shall be made by 8:30 a.m. (Toronto time), on November 17, 2020 (respectively, the "Closing Time" and the "Closing Date") (unless another time and date shall be agreed to by CFCC and the Company or unless postponed in accordance with the provisions of Section 18 hereof). The Firm Shares, and Additional Shares, if any, shall be registered in such names and in such denominations as specified by CFCC on behalf of the Underwriters. It is understood that CFCC has been authorized, for its own accounts and the accounts of the non-defaulting Underwriters, to accept delivery of and receipt for, and make payment of the Offering Price for, the Offered Shares the Underwriters have agreed to purchase (subject to such adjustment as CFCC may determine to eliminate fractional shares and subject to adjustment in accordance with Section 18 hereof). CFCC, may (but shall not be obligated to) make payment for any Offered Shares to be purchased by any Underwriter whose funds shall not have been received by CFCC by the Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(3) Over-Allotment Option. The Over-Allotment Option may be exercised by CFCC on behalf of the Underwriters at any time, in whole or in part by delivering notice to the Company not later than 5:00 p.m. (Toronto time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the "Option Closing Date") and time (the "Option Closing Time") on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this agreement, upon CFCC furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 18, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(4) Delivery of the Offered Shares and Closing Mechanics. The Company shall deliver, or cause to be delivered, to CFCC for the accounts of the Underwriters, the Firm Shares, and if applicable, the Additional Shares, at the Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Offered Shares shall be registered in such names and denominations as CFCC shall have requested at least one full business day prior to the Closing Date. Deliveries of the documents described in Section 15(1) hereof with respect to the purchase of the Offered Shares shall be made through electronic exchange at 8:30 a.m. (Toronto time), or at such other place as CFCC and the Company may agree, on the Closing Date. In the event that the Over-Allotment Option is exercised after the Closing Date in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time through the electronic exchange of documents or at such other place as may be agreed to by the Underwriters and the Company. At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by CFCC, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of $0.83 per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

(5) Delivery of the Offered Shares to subscribers in the United Kingdom. To the extent that subscribers are procured in the United Kingdom who wish to hold Depositary Interests representing their Offered Shares, the Company shall procure that such persons have Depositary Interests representing the Offered Shares for which they have subscribed credited to the CREST accounts nominated by them by 12:00 p.m. (noon) London time on the day following the Closing Date or as soon as is practicable thereafter.

Section 7 Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will qualify the Offered Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Shares therein and provide the Company with all such information and assistance as it may reasonably require to carry out its obligations under this Section 7.

Section 8 Representations and Warranties of the Company.

The Company represents and warrants to each of the Underwriters and Cantor Fitzgerald & Co. ("CF US") and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.  The representations and warranties of the Company contained in this Agreement shall be true as of the date hereof, the Closing Time and Option Closing Time, if applicable, and shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters:

(a) Registration Statement and Prospectuses. The Company was a "foreign private issuer" (as defined in Rule 405 under the Securities Act) when the Registration Statement was filed and is eligible to use Form F-10 under the Securities Act to register the offering of the Offered Shares under the Securities Act. The Company prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform to the requirements of the Securities Act.

(b) Compliance with Canadian Laws and Regulations. The Company is eligible to use the Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Preliminary Base Prospectus or the Canadian Prospectus or preventing the distribution of the Offered Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Commissions; as of their respective dates, the Canadian Preliminary Base Prospectus and the Canadian Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Prospectus. On the Closing Date and each Option Closing Date (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Prospectus will conform with the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and (iii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date and each Option Closing Date full, true and plain disclosure of all material facts relating to the Offered Shares, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Closing Date and each Option Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, except as disclosed in the Registration Statement, or included or incorporated in the Preliminary Prospectuses, the Time of Sale of Prospectus and the Prospectuses,  the Company is not a "related issuer" or "connected issuer" (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

(c) Compliance with U.S. Requirements. The Registration Statement has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Preliminary Prospectus and the U.S. Prospectus when filed complied in all material respects with the Securities Act and were identical in all material respects to the copies thereof delivered to the Underwriters for use in connection with the offer and sale of the Offered Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the Closing Date and each Option Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus did not, and at the time of the Closing Date and each Option Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectus, as amended or supplemented, as of its date and at the Closing Date and each Option Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by the Underwriters contemplated by Section 10(1) specifically for use in the preparation thereof. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents required to be described in the Time of Sale Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(d) Reporting Issuer and TSX, NYSE American and LSE Status. The Company is a "reporting issuer" in each of the Qualifying Jurisdictions. The Company is in compliance in all material respects with the by-laws, rules and regulations of the Exchanges.

(e) Percentage of Offered Shares. On admission of the Offered Shares to trading on the LSE's main market for listed securities, when aggregated with all other shares in the capital of the Company admitted to trading on the LSE's main market for listed securities in the twelve months prior to such admission (save any such shares admitted to trading pursuant to a prospectus approved by the FCA or in reliance on any exemption set out in Article 1(5) of the Prospectus Regulation (other than sub-paragraphs (a) or (b)), the Offered Shares will not represent 20% or more of the number of Common Shares already admitted to trading on the LSE.

(f) Short Form Eligibility. The Company is eligible to file a prospectus in the form of a short form prospectus under NI 44-101.

(g) Status under the Securities Act. The Company was not and is not an "ineligible issuer" as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the Offered Shares.

(h) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Prospectuses and the Registration Statement, when they were filed with the Canadian Commissions in each of the Qualifying Jurisdictions or the SEC under the Securities Act or the Exchange Act, conformed in all material respects to the requirements of the Canadian Securities Laws, U.K. Securities Laws or U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Prospectuses or the Registration Statement subsequent to the effectiveness of the Registration Statement and prior to the completion of the distribution of the Offered Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws,  U.K. Securities Laws and U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i) No Marketing Materials. Other than the term sheets in respect of the offering and sale of Offered Shares dated November 11, 2020 and November 12, 2020, the Company has not provided any marketing materials to any potential investors of Offered Shares.

(j) No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Shares, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect (as defined below); nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any Governmental Authority having jurisdiction over the Company, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(k) No Misstatement or Omission in an Issuer Free Writing Prospectus or marketing materials. Each Issuer Free Writing Prospectus and any marketing materials, as of its issue date and as of each Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, including any Incorporated Document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus or any marketing materials made in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Underwriters specifically for inclusion therein as contemplated by Section 10(1).

(l) Reports and Documents, etc. There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws, U.K. Securities Laws or U.S. Securities Laws must be made publicly available in connection with the offering of the Offered Shares that have not been made publicly available as required. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC in the United States in connection with the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus or in the United Kingdom that have not been filed as required pursuant to the Canadian Securities Laws, U.K. Securities Laws or U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus which have not been described or filed as required pursuant to the Canadian Securities Laws, U.K. Securities Laws or U.S. Securities Laws, as applicable.

(m) Offering Materials Furnished to Underwriters. The Company has delivered or will deliver on the Closing Date to CFCC (or with respect to the registration statement on Form F-10 and each amendment thereto, the Time of Sale Prospectus, the U.S. Prospectus, as amended or supplemented, and any Issuer Free Writing Prospectus, made available on EDGAR) one complete manually signed copy of the registration statement on Form F-10, each amendment thereto and each consent and certificate of experts filed as a part thereof, and conformed copies (to the extent such documents contain signatures) of the registration statement on Form F-10 and each amendment thereto, the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, and any free writing prospectus reviewed and consented to by CFCC, in such quantities and at such places as CFCC have reasonably requested for each of the Underwriters.

(n) Corporate Action. All necessary corporate action has been taken by the Company to authorize the issuance, sale and delivery of the Firm Shares and the Additional Shares, on the terms set forth in this Agreement.

(o) Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Underwriters' distribution of the Offered Shares, any offering material in connection with the offering and sale of the Offered Shares other than the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any free writing prospectus reviewed and consented to by CFCC on behalf of the Underwriters, or the Registration Statement.

(p) Authorization; Enforceability. The Company has full corporate right, power and authority to enter into this Agreement and perform the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles.

(q) No Material Adverse Effect. Subsequent to the respective dates as of which information is given in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, if any (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Material Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Material Subsidiary, which is material to the Company and the Material Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of the Material Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Material Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

(r) Independent Accountants. KPMG LLP, who have delivered their report with respect to the audited Financial Statements (as defined below and which term as used in this Agreement includes the related notes thereto) filed with the SEC as a part of the Registration Statement and included in the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus (each, an "Applicable Prospectus" and collectively, the "Applicable Prospectuses"), are independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws and U.K. Securities Laws. There has not been any "reportable event" (as that term is defined in National Instrument 51-102 Continuous Disclosure Obligations) with KPMG LLP or any other prior auditor of the Company or any of its Material Subsidiaries. To the Company's knowledge, after due and careful inquiry, KPMG LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002.

(s) Enforceability of Agreements. All agreements between the Company and third parties expressly referenced in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(t) Financial Information. The consolidated financial statements of the Company filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, together with the related notes and schedules (the "Financial Statements"), present fairly, in all material respects, the consolidated financial position of the Company and the Material Subsidiaries as of the dates indicated and the consolidated statements of comprehensive income, shareholders' equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applied on a consistent basis during the periods involved. The other financial and statistical data with respect to the Company and the Material Subsidiaries contained or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that are not included or incorporated by reference as required; the Company and the Material Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

(u) Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, are based on or derived from sources that the Company reasonably believes are reliable and accurate.

(v) Organization. The Company and each of its Material Subsidiaries are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization.  The Company and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect or would reasonably be expected to have a Material Adverse Effect.

(w) Subsidiaries. The subsidiaries of the Company listed in Schedule "A" (individually a "Material Subsidiary" and collectively, the "Material Subsidiaries"), include all of the Company's significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company owns, directly or indirectly, all of the equity interests of the Material Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Material Subsidiaries are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(x) Minute Books. Since January 1, 2019, all existing minute books of the Company and each of the Material Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, the Audit and Risk; Compensation; Nominating and Governance and Environmental, Health and Safety Committees and other board committees) and securityholders of the Company (collectively, the "Corporate Records") have been made available to the Underwriters and their counsel (except in respect of which minutes for Board and Committee meetings since August 5, 2020 that are not yet in draft form or otherwise in which case agendas or hand written notes of the business conducted at such meetings have been made available for review by the Underwriters), and all such Corporate Records are complete in all material respects. There are no transactions, agreements or other actions of the Company or any of the Material Subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in the Province of British Columbia in a timely fashion under the Business Corporations Act (British Columbia), except for such filings where the failure to file would not have a Material Adverse Effect, either individually or in the aggregate.

(y) No Violation or Default. Neither the Company nor any of the Material Subsidiaries is (i) in violation of its articles or by-laws or similar organizational documents; (ii) except as are disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound or to which any of the property or assets of the Company or any of the Material Subsidiaries are subject; or (iii) except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company's knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it or any of the Material Subsidiaries is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect.

(z) Disclosure Controls. The Company and each of the Material Subsidiaries maintain systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company's internal control over financial reporting is effective and the Company is not aware of any significant deficiencies or material weaknesses in its internal control over financial reporting. Since the date of the latest audited financial statements of the Company included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and each of the Material Subsidiaries is made known to the certifying officers by others within those entities, particularly during the Company's fiscal year ended December 31, 2019. The Company's certifying officers have evaluated the effectiveness of the Company's controls and procedures as of a date within 120 days prior to the filing date of the Form 40-F, for the fiscal year ended December 31, 2019 (such date, the "Evaluation Date"). The Company presented in its Form 40-F for the fiscal year ended December 31, 2019 the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective. Since the Evaluation Date, there have been no significant changes in the Company's internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Securities Act) or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls.

(aa) Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses as of the dates referred to therein (other than the grant of additional options under the Company's existing stock option plans, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses. The description of the securities of the Company in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities.

(bb) No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(cc) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority is required for the execution, delivery and performance by the Company of this Agreement or the issuance and sale by the Company of the Offered Shares, except for (i) the qualification of the Offered Shares for distribution in the United States and Canada; (ii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable U.S. federal and state securities laws or by the bylaws and rules of FINRA or the SEC in connection with the sale of the Offered Shares by the Underwriters; and (iii) the listing of the Offered Shares on the Exchanges.

(dd) No Preferential Rights. Except as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, (i) and except pursuant to options and warrants to purchase Common Shares pursuant to outstanding convertible securities of the Company, no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a "Person"), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, (ii) the Company has not granted to any Person any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a "poison pill" provision or otherwise) to purchase any Common Shares or other securities of the Company other than the Company's Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated June 16, 2019, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Offered Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws or U.K. Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, whether as a result of the filing or effectiveness of the Registration Statement, the Prospectuses (or documents incorporated by reference therein) or the sale of the Offered Shares as contemplated thereby or otherwise.

(ee) Forward-Looking Information. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 1(1) of the Securities Act (British Columbia)) contained or incorporated by reference in the Registration Statement, the Prospectuses or the Time of Sale Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ff) Certificates. The form of certificates representing the Offered Shares, to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to the requirements of the Business Corporations Act (British Columbia), the articles of incorporation of the Company and applicable requirements of the Exchanges, The Depository Trust Company and CDS or will have been otherwise approved by the Exchanges, if required. The Offered Shares will have been made eligible by The Depository Trust Company and CDS.

(gg) Transfer Agent. Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent for the Common Shares.

(hh) No Litigation. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company's knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or any of the Material Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Material Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, to the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others that, individually or in the aggregate, if determined adversely to the Company or any of the Material Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act, U.K. Securities Laws or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

(ii) Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of the Material Subsidiaries exists or, to the knowledge of the Company, is threatened that could reasonably be expected to have a Material Adverse Effect.

(jj) Local Disputes. Except as set forth in the Registration Statement, or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, no dispute between the Company and any local, aboriginal or indigenous group exists, or to the Company's knowledge, is threatened or imminent with respect to any of the Company's properties or exploration, development and mining activities that could reasonably be expected to have a Material Adverse Effect.

(kk) Proposed Acquisition. Except as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or its Material Subsidiaries of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(ll) Intellectual Property Rights. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company and the Material Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the "Intellectual Property"), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses (a) there are no rights of third parties to any such Intellectual Property owned by the Company and the Material Subsidiaries; (b) to the Company's knowledge, there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the Company's and the Material Subsidiaries' rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (d) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others that the Company and the Material Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (f) to the Company's knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, as being owned by or licensed to the Company; and (g) the Company and the Material Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Material Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (a)-(g) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, result in a Material Adverse Effect.

(mm) Market Capitalization. At the time the Registration Statement was originally declared effective, and at the time the Company's most recent Annual Report on Form 40-F was filed with the SEC, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act.

(nn) No Material Defaults. Neither the Company nor any of the Material Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(oo) Certain Market Activities. Neither the Company, nor any of the Material Subsidiaries, nor to the knowledge of the Company any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws, U.K. Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

(pp) Title to Real and Personal Property. Except as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company and the Material Subsidiaries have good and marketable title in fee simple to all items of real property owned by them, good and valid title to all personal property described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses as being owned by them that are material to the businesses of the Company or such Material Subsidiary, in each case free and clear of all liens, encumbrances and claims, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and any of the Material Subsidiaries or (ii) would not, individually or in the aggregate, have a Material Adverse Effect. Any real or personal property described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses as being leased by the Company and any of the Material Subsidiaries is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or any of the Material Subsidiaries or (B) would not, individually or in the aggregate, have a Material Adverse Effect. Each of the properties of the Company and the Material Subsidiaries complies with all applicable codes and Applicable Laws (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to such properties), except if and to the extent disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses or except for such failures to comply that would not, individually or in the aggregate, interfere in any material respect with the use made and proposed to be made of such property by the Company and the Material Subsidiaries or otherwise have a Material Adverse Effect. None of the Company or the Material Subsidiaries has received from any Governmental Authorities any notice of any condemnation of, or zoning change affecting, the properties of the Company and the Material Subsidiaries, and the Company knows of no such condemnation or zoning change which is threatened, except for such that would not interfere in any material respect with the use made and proposed to be made of such property by the Company and the Material Subsidiaries or otherwise have a Material Adverse Effect, individually or in the aggregate.

(qq) Exploration and Mining Rights. The Gibraltar Mine and the Florence Copper Project, as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses (the "Material Properties") are the only mineral properties currently material to the Company in which the Company or the Material Subsidiaries have an interest; the Company or through the Material Subsidiaries hold either freehold title, mining leases, mining concessions, mineral claims, exploration permits, prospecting permits or participant interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Material Properties are located, in respect of the ore bodies and minerals located on the Material Properties in which the Company (through the applicable Material Subsidiary) has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements, contracts, arrangements or understandings, sufficient to permit the Company (through the applicable Material Subsidiary), subject to compliance with customary permit requirements for specific work programs, to explore and exploit for the minerals relating thereto; all leases or claims and permits relating to the Material Properties in which the Company (through the applicable Material Subsidiary) has an interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting; except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company (through the applicable Material Subsidiary) has all necessary surface rights, access rights and other necessary rights and interests relating to the Material Properties in which the Company (through the applicable Material Subsidiary) has an interest granting the Company (through the applicable Material Subsidiary) the right and ability to explore for and exploit minerals, ore and metals for development and production purposes as are appropriate in view of the rights and interest therein of the Company or the applicable Material Subsidiary, with only such exceptions as do not materially interfere with the current use made by the Company or the applicable Material Subsidiary of the rights or interest so held, and each of the proprietary interests or rights and each of the agreements, contracts, arrangements or understandings and obligations relating thereto referred to above is currently in good standing in all respects in the name of the Company or the applicable Material Subsidiary; except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and Prospectuses, the Company and the Material Subsidiaries do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, other than mineral claim fees, except where such fee or payment would not have a Material Adverse Effect, either individually or in the aggregate;

(rr) Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company and the Material Subsidiaries have identified all the material permits, certificates, and approvals (collectively, the "Permits") which are or will be required for the exploration, development and eventual or actual operation of the Material Properties, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial, state and federal approvals; and, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the appropriate Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company or the applicable Material Subsidiaries; and, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, neither the Company nor the applicable Material Subsidiaries know of any issue or reason why the Permits should not be approved and obtained in the ordinary course;

(i) all assessments or other work required to be performed in relation to the material mineral claims and the mining rights of the Company and the applicable Material Subsidiary in order to maintain their respective interests therein, if any, have been performed to date and, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company and the applicable Material Subsidiary have complied in all material respects with all Applicable Laws in this regard as well as with regard to legal and contractual obligations to third parties in this regard except in respect of mineral claims and mining rights that the Company and the applicable Material Subsidiary intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mineral claims and mining rights are in good standing in all respects as of the date of this Agreement;

(ii) except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, all mining operations on the properties of the Company and the Material Subsidiaries (including, without limitation, the Material Properties) have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with;

(iii) except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Material Subsidiaries except for ongoing assessments conducted by or on behalf of the Company and the Material Subsidiaries in the ordinary course;

(iv) the Company made available to the respective authors thereof prior to the issuance of all of the applicable technical reports filed by the Company on SEDAR (the "Reports"), for the purpose of preparing the Reports, as applicable, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(v) the Reports complied in all material respects with the requirements of NI 43-101 as at the date of each such Report; and

(vi) the Company is in compliance, in all material respects, with the provisions of NI 43-101 and has filed all technical reports required thereby and, at the time of filing, all such reports complied, in all material respects, with the requirements of NI 43-101; except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, all scientific and technical information disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses: (i) is based upon information prepared, reviewed and/or verified by or under the supervision of a "qualified person" (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43- 101, (iii) was true, complete and accurate in all material respects at the time of filing, (iv) information relating to the Company's estimates of mineral reserves and resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company as being consistent with the Company's mineral resource estimates as at the date they were prepared and (v) the methods used in estimating the Company's mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices.

(ss) Taxes. The Company and each of its Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, no tax deficiency has been determined adversely to the Company or any of the Material Subsidiaries which would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect.

(tt) Stamp Taxes. No United Kingdom stamp duty or stamp duty reserve tax ("Stamp Taxes") is payable in connection with the execution or delivery of this Agreement or the issuance or sale of the Offered Shares by the Company, the Depositary or the Underwriters, in each case pursuant to this Agreement.

(uu) No Reliance. The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Offered Shares.

(vv) Investment Company Act. Neither the Company nor any of the Material Subsidiaries is or, after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, will be required to register as an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

(ww) ERISA. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(xx) Company is not a "Controlled Foreign Corporation". As of the date hereof, to the knowledge of the Company, the Company is not a "controlled foreign corporation," as such term is defined in the Internal Revenue Code of 1986, as amended (the "Code"), and does not expect to become a controlled foreign corporation in the foreseeable future.

(yy) Insurance.  The Company and each of the Material Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of the Material Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries.

(zz) No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) whether to facilitate the sale or resale of the Offered Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M or the securities laws of any other jurisdiction (including Canada and the United Kingdom).

(aaa) FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects. The Company meets the definition of the term "experienced issuer" specified in FINRA Rule 5110(j)(6).

(bbb) Environmental Laws. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses:

(i) each of the Company and the Material Subsidiaries is in compliance in all material respects with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the "Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance, including any uranium or derivatives thereof (the "Hazardous Substances"), except where such non-compliance would not have a Material Adverse Effect, either individually or in the aggregate;

(ii) each of the Company and the Material Subsidiaries has obtained all licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on or proposed to be commenced by the Company and the Material Subsidiaries, other than those Environmental Permits that are routine in nature and anticipated to be obtained in the ordinary course or where failure to obtain the Environmental Permit would not have a Material Adverse Effect, and each Environmental Permit is valid, subsisting and in good standing and to the knowledge of the Company neither the Company nor the Material Subsidiaries is in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Company or the Material Subsidiaries, threatened, to revoke or limit any Environmental Permit which would have a Material Adverse Effect;

(iii) neither the Company nor the Material Subsidiaries has used, except in compliance with all Environmental Laws and Environmental Permits, and other than as may be incidental to mineral resource exploration, development, mining, recovery, processing or milling, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance, except where such non-compliance would not result in a Material Adverse Effect; and

(iv) neither the Company nor the Material Subsidiaries (including, if applicable, any predecessor companies) has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect, and neither the Company nor the Material Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Material Subsidiaries, nor has the Company or the Material Subsidiaries received notice of any of the same and which could result in a Material Adverse Effect; and

(v) neither the Company nor the Material Subsidiaries has received any notice wherein it is alleged or stated that the Company or the Material Subsidiaries is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws and which could result in a Material Adverse Effect. Neither the Company nor the Material Subsidiaries has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

(ccc) Finder's Fees. Neither the Company nor any of the Material Subsidiaries has incurred any liability for any finder's fees, brokerage commissions or similar payments in connection with the Offering, except as may otherwise exist with respect to the Underwriters pursuant to this Agreement.

(ddd) Broker/Dealer Relationships.  Neither the Company nor any of the Material Subsidiaries or any related entities (i) is required to register as a "broker" or "dealer" in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a "person associated with a member" or "associated person of a member" (within the meaning set forth in the FINRA Manual).

(eee) Dividend Restrictions. Except as may be restricted by Applicable Law, no Material Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Material Subsidiaries' equity securities or from repaying to the Company or any other Material Subsidiaries any amounts that may from time to time become due under any loans or advances to such Material Subsidiaries from the Company or from transferring any property or assets to the Company or to any other Material Subsidiaries.

(fff) No Improper Practices. (i) Neither the Company nor, to the Company's knowledge, the Material Subsidiaries, nor to the Company's knowledge, any of their respective directors or officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any Applicable Law or of the character required to be disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company's knowledge, any Material Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company's knowledge, any Material Subsidiary, on the other hand, that is required by the Securities Act, U.K. Securities Laws or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Material Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company's knowledge, any Material Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described; (iv) except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses  in the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company's knowledge, any Material Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; and (v) the Company has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Material Subsidiary to alter the customer's or supplier's level or type of business with the Company or any Material Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Material Subsidiary or any of their respective products or services, and, (vi) neither the Company nor any Material Subsidiary nor to the Company's knowledge, any director, officer, employee or agent of the Company or any Material Subsidiary has made any payment of funds of the Company or any Material Subsidiary or received or retained any funds in violation of any Applicable Law (including, without limitation, the Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada)) and the Bribery Act 2010 of the United Kingdom.

(ggg) Operations.  The operations of the Company and the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(hhh) Sanctions. (i) The Company represents that, neither the Company nor any of the Material Subsidiaries (collectively, the "Entity") nor to the Company's knowledge, any director, officer, employee, agent, affiliate or representative of the Company, is a government, individual, or entity (in this paragraph (fff), "Member") that is, or is owned or controlled by a Member that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty's Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or Applicable Law (collectively, "Sanctions"), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Russia, Sudan, Syria, Ukraine and Zimbabwe).

(ii) The Company represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Member:

(A) to fund or facilitate any activities or business of or with any Member or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B) in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Company represents and covenants that, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(iii) Certification of Disclosure. There has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act and "certifying officer" shall have the meanings given to such term in NI 52-109.

(jjj) Filings. Since January 1, 2017, the Company has filed all documents or information required to be filed by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the TSX and NYSE American, and since November 22, 2019, the Company has filed all documents or information required to be filed by it under U.K. Securities Laws and the rules, regulations and policies of the LSE, in each case, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Canadian Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

(kkk) Due Diligence Matters.  To the knowledge of the Company, all documents and information delivered and provided by or on behalf of the Company to the Underwriters as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(lll) Cybersecurity.  Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there has been no security breach or other compromise of or relating to any of the Company's information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") and (y) the Company has not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(mmm) Exchange Registration. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the NYSE American under the symbol "TGB" and the TSX and LSE under the symbol "TKO", and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delisting the Common Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, has the Company received any notification that the SEC, the Canadian Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained, or will obtain by Closing, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Commissions, where applicable, required for the listing and trading of the Offered Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

(nnn) Market Abuse. Neither the Company nor any of its subsidiaries nor, as far as the Company  is aware, any person acting on behalf of any of them (which for this purpose excludes the Underwriters and each of the U.K. Affiliates and appointed Selling Firms) has directly or indirectly done any act or engaged in any course of conduct or will directly or indirectly do any act or engage in any course of conduct in breach of the Market Abuse Regulation (Regulation (EU) No. 596/2014), including any regulations made pursuant thereto, which breaches or amounts to market abuse and is material in the context of the Offering or the market for the Offered Shares.

In this Agreement, a reference to "knowledge" of the Company, means the knowledge of Russell Hallbauer, Chief Executive Officer, Stuart McDonald, President, Bryce Hamming, Chief Financial Officer, John McManus, Chief Operating Officer, Richard Tremblay, VP operations, Richard Weymark, Chief Engineer, and Rob Rotzinger, VP Capital Projects, in each case, after reasonable inquiry within the scope of such person's duties.

Any certificate signed by any officer on behalf of the Company or any of the Material Subsidiaries and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Offered Shares shall be deemed to be a representation and warranty by the Company or Material Subsidiaries, as the case may be, as to matters covered thereby, to each Underwriter.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 15(1) hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 9 Representations, Warranties and Covenants of the Underwriters

(1) Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2) The Underwriters hereby covenant and agree with the Company to the following:

(a) Completion of Distribution.  The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Shares as soon as reasonably practicable.

(b) Liability on Default.  No Underwriter shall be liable to the Company under this section with respect to a default by any of the other Underwriters.

(3) The Company agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or another Underwriter's duly registered broker-dealer affiliate in the United States or any Selling Firm.

(4) Distribution in Canada.  No Underwriter that is a non-resident for purposes of the ITA will render any services under this Agreement in Canada.

(5) Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433-(d) under the Securities Act a free writing prospectus prepared by or on behalf such Underwriter that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriter.

Section 10 Indemnification

(1)              The Company (referred to in this Section 10 as the "Indemnifying Party") agrees to indemnify and save harmless each of the Underwriters, CF US their respective U.K. Affiliates and appointed Selling Firms and their respective affiliates and each of their respective directors, officers, partners, members, employees, shareholders and agents, and each person, if any, who controls the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the 1934 Act (each referred to in this Section 10 as an "Indemnified Party") from and against all liabilities, claims, losses (other than loss of profits in connection with the distribution of the Offered Shares), actions, suits, proceedings, charges, reasonable costs, damages and reasonable expenses which an Underwriter Indemnified Party suffers or incurs or is subject to, including all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses that may be incurred in advising with respect to investigating or defending any Claim, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a) any information or statement contained in the Registration Statement, the Prospectuses, any Issuer Free Writing Prospectus or any Supplementary Material related thereto, or in any certificate or other document of the Company or of any officer of the Company or any of its Material Subsidiaries delivered hereunder or pursuant hereto which contains or is alleged to contain a misrepresentation;

(b) any omission or alleged omission to state in the Registration Statement, the Prospectuses, any Issuer Free Writing Prospectus, any marketing materials or any Supplementary Material related thereto, or any certificate or other document of the Company or any officer of the Company or any of the Material Subsidiaries delivered hereunder or pursuant hereto any material fact, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(c) any order made or any inquiry, investigation or proceedings commenced or threatened by any securities commission, stock exchange or other Governmental Authority based upon any actual or alleged untrue statement, omission or misrepresentation in the Prospectuses, the Registration Statement, any Issuer Free Writing Prospectus, any marketing materials or any Supplementary Material or based upon any actual or alleged failure to comply with Canadian Securities Laws, U.K. Securities Laws or U.S. Securities Laws, preventing or restricting the trading in of the Firm Shares or Additional Shares or the distribution of the Offered Shares or any other securities of the Company;

(d) the non-compliance or alleged non-compliance by the Company with any requirement of Canadian Securities Laws, U.K. Securities Laws or U.S. Securities Laws in any of the Qualifying Jurisdictions or in the United Kingdom and United States or any state therein in connection with the transactions herein contemplated including the Company's non-compliance or alleged non-compliance with any statutory requirement to make any document available for inspection; or

(e) any breach of any representation or warranty of the Company contained herein or in any certificate or other document of the Company or of any officers of the Company or any of the Material Subsidiaries delivered hereunder or pursuant hereto or the failure of the Company to comply with any of its obligations hereunder, provided, however, that the foregoing indemnity (i) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with written information relating to the Underwriters furnished to the Company by the Underwriters expressly for use in the Prospectus Supplements or Time of Sale Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, and (ii) shall cease to apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a Governmental Authority in a final ruling from which no appeal can be made determines that any loss, liability, claim, damage or expense resulted primarily and directly from the gross negligence or willful misconduct of the Indemnified Party claiming indemnity. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the applicable document contained no misrepresentation shall constitute "gross negligence" or "willful misconduct" for purposes of this Section 10 or otherwise disentitle the Underwriters from indemnification hereunder.

(2) If any matter or thing contemplated by this Section 10 (any such matter or thing being hereinafter referred to as a "Claim") is asserted against an Indemnified Party, the Indemnified Party shall notify the Indemnifying Party as soon as practicable, of such Claim to the extent allowable by Applicable Law (provided, however, that failure to provide such notice shall not affect the Indemnified Party's right to indemnification hereunder, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom) and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit, action or proceeding brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party and that no admission of liability or settlement of any such Claim may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other.

(3) In any such Claim, the Indemnified Party shall have the right to retain separate counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a) the Indemnifying Party fails to assume the defence of such Claim on behalf of the Indemnified Party within five (5) business days of receiving detailed notice thereof or, having assumed such defence, has failed to engage counsel promptly or who is acceptable to the Indemnified Parties, or has failed to pursue it diligently;

(b) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c) the named parties to the Claim (including any added, third parties or interpleaded parties) include the Indemnifying Party, and the Indemnifying Parties has been advised by counsel (including internal counsel) that there are legal defences available to such Indemnified Party that are different or in addition to those available to the Indemnifying Party, that representation of the Indemnified Party by counsel for the Indemnifying Party is inappropriate as a result of the potential or actual conflicting interests of those represented, or where in such Indemnified Party's reasonable judgment, the Claim gives rise to a conflict of interest between the Indemnifying Party and such Indemnified Party;

in each of cases Section 10(3)(a), Section 10(3)(b) and Section 10(3)(c), the Indemnifying Party will not have the right to assume the defence of the suit on behalf of such Indemnified Party, but the Indemnifying Party will be liable to pay the fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

Section 11 Contribution

(1) In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 10(1) would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnifying Party shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Offered Shares) of the nature contemplated in this Section 11 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the distribution of the Offered Shares as well as the relative fault of the parties in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that: (i) no Underwriter shall in any event be liable to contribute, in the aggregate, any amount in excess of the aggregate fee or any portion thereof actually received by such Underwriter hereunder; and (ii) no party who has been determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or gross negligence in connection with such Claim or Claims.

(2) The rights of contribution and indemnity provided in this Section 11 shall be in addition to and not in derogation of any other right to contribution and indemnity which the Underwriters may have by statute or otherwise at law.

(3) The Underwriters' obligations to contribute pursuant to this Section 11 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 18 hereof.

(4) In the event that any Company Indemnifying Party is held to be entitled to contribution from the Underwriters under the provisions of any Applicable Law, the Company Indemnifying Party shall be limited to contribution in an amount not exceeding the lesser of:

(a) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined above; and

(b) the amount of the aggregate fee actually received by the Underwriters from the Indemnifying Party hereunder, provided that no individual Underwriter shall be required to contribute more than the fee actually received by such Underwriter.

(5) If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifying Party notice thereof in writing, but failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation which it may have to the Underwriters under this Section 11, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom.

(6) With respect to Section 10 and this Section 11, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective affiliates, directors, officers, employees and agents, and each person, if any, controlling any Underwriter or any of its subsidiaries and each shareholder of any Underwriter. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in Section 10 and this Section 11 and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

Section 12 Certain Covenants of the Company.

The Company further covenants and agrees with each Underwriter and CF US as follows:

(a) Delivery of Registration Statement, Time of Sale Prospectus and Prospectuses. To the extent not available on EDGAR as it relates to the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus and any supplements and amendments thereto, the Company shall furnish and deliver to the Underwriters, in such cities as the Underwriters may reasonably and lawfully request without charge, as soon as practicable after the Registration Statement becomes effective (as to the U.S. Prospectus) or after the filing thereof (as to the Canadian Prospectus), and during the period mentioned in Section 12(e) or Section 12(f) below, as many commercial copies, or originally signed versions, of the Time of Sale Prospectus, the Prospectuses and any supplements and amendments thereto or to the Registration Statement as CFCC on behalf of the Underwriters may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws. As used herein, the term "Prospectus Delivery Period" means such period of time after the first date of the public offering of the Offered Shares and ending on the completion of the distribution of the offering of the Offered Shares, during which time a preliminary prospectus, preliminary prospectus supplement or a prospectus relating to the Offered Shares is required by applicable Canadian Securities Laws or U.S. Securities Laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Offered Shares by any Underwriter or dealer.

(b) Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Canadian Prospectus or the U.S. Prospectus (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to CFCC for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without CFCC's consent which shall not be unreasonably delayed, conditioned or withheld.

(c) Free Writing Prospectuses. The Company shall furnish to CFCC for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without CFCC's consent which shall not be unreasonably delayed, conditioned or withheld. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by, the Company as such Underwriter may reasonably request. If during the Prospectus Delivery Period there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or, omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to CFCC for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without CFCC's consent which shall not be unreasonably delayed conditioned or withheld.

(d) Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriters that the Underwriters otherwise would not have been required to file thereunder.

(e) Amendments and Supplements to Time of Sale Prospectus. If any time prior to the Closing Date any event shall occur or condition shall exist as a result of which the Time of Sale Prospectus, as amended or supplemented, would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if, in the reasonable opinion of counsel for the Company or Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with Applicable Law, including the Securities Act, the Company shall (subject to Section 12(b) and Section 12(c)) forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with Applicable Law including the Securities Act, the Canadian Securities Laws and U.K. Securities Laws.

(f) Securities Act Compliance. The Company will prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in a form approved by CFCC and (i) will file the Canadian Prospectus Supplement with the Principal Regulator in accordance with the Shelf Procedures as soon as practicably possible, and in any event, not later than 5:00 p.m. (Toronto time) on November 12, 2020 and (ii) will file the U.S. Prospectus Supplement with the SEC not later than the SEC's close of business on the first business day following the day on which the filing of the Canadian Prospectus Supplement is made with the Principal Regulator. After the date of this Agreement, the Company shall promptly advise CFCC in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Commission or the SEC with respect to the Canadian Prospectus or the Registration Statement, (ii) of any request by any Canadian Commission to amend or supplement the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectus or the Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Canadian Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus, any marketing materials, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Offered Shares for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from the TSX, LSE or NYSE American, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Governmental Authority of any order having the effect of ceasing or suspending the distribution of the Offered Shares, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Commission shall enter any such stop order at any time, the Company will use best efforts to obtain the lifting of such order at the earliest possible moment.

(g) Amendments and Supplements to the Prospectuses and Other Securities Act Matters. The Company will comply with the U.S. Securities Laws, U.K. Securities Laws and the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares during the Prospectus Delivery Period as contemplated in this Agreement and the Prospectuses. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not misleading, or if during the Prospectus Delivery Period in the reasonable opinion of the Company, CFCC or counsel for the Company or Underwriters it is otherwise necessary to amend or supplement the Prospectuses to comply with U.S. Securities Laws, U.K. Securities Laws or Canadian Securities Laws, the Company agrees (subject to Section 12(b) and Section 12(c)) to promptly prepare, file with the SEC and the Canadian Commissions and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Prospectuses so that the statements in the Prospectuses as so amended or supplemented will not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not be misleading or so that the Prospectuses, as amended or supplemented, will comply with the U.S. Securities Laws, U.K. Securities Laws and the Canadian Securities Laws, as applicable. Neither CFCC's consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company's obligations under Section 12(b) or Section 12(c).

(h) Lock-Up Agreements. The Company shall use its commercially reasonable efforts to cause each of the Company's directors and officers to execute and deliver to CFCC a lock-up agreement in the form of Schedule "E" hereto on or before the Closing Date.

(i) Stock Exchange Listing.  The Company shall use its best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the official notice of issuance, and the Company will use its best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE American by the Closing Time.

(j) Blue Sky Compliance. The Company shall cooperate with CFCC and counsel for the Underwriters to qualify or register the Offered Shares for sale under (or obtain exemptions from the application of) U.S. Securities Laws, U.K. Securities Laws, Canadian Securities Laws, or other foreign laws of jurisdictions designated by CFCC, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Offered Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Offered Shares). The Company will advise CFCC promptly of the suspension of the qualification or registration of (or any exemption relating to) the Offered Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(k) U.K. Securities Laws Compliance. The Company will apply to the FCA for admission of the Offered Shares to the standard segment of the Official List and to the LSE for admission of the Offered Shares to trading on its main market for listed securities (together, "UK Admission").  The Company shall use its best efforts to obtain UK Admission for the Firm Shares by 8:00 a.m. UK time on the Business Day following the Closing Date and for any Additional Shares by 8:00 a.m. UK time on the Business Day following such additional Closing Date.  The Company shall take all such steps required to be taken pursuant to U.K. Securities Laws and the U.K. Listing Rules in connection with UK Admission, including the preparation, filing and execution of any and all documents, supply of all information, giving of such undertakings and payment of such fees as may be required in connection therewith.

(l) Use of Proceeds. The Company shall apply the net proceeds from the sale of the Firm Shares and the Additional Shares sold by it in the manner described under the caption "Use of Proceeds" in the Time of Sale Prospectus.

(m) Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Firm Shares and the Additional Shares.

(n) Earnings Statement. As soon as practicable, but in any event no later than 18 months after the date of this Agreement, the Company will make generally available to its security holders and to CFCC an earnings statement (which need not be audited) covering a period of at least 12 months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

(o) Periodic Reporting Obligations. During the period when the U.S. Prospectus is required to be delivered under the Securities Act, the Company shall file, on a timely basis, with the SEC and NYSE American all reports and documents required to be filed under the Exchange Act.

(p) Agreement Not to Issue, Offer or Sell Additional Shares. Except as contemplated by this Agreement, the Company will not, without the prior written consent of CFCC (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Company may: (i) grant options or other securities (including performance stock units, restricted stock units and deferred stock units) in the normal course pursuant to the Company's existing employee stock option plan or other equity compensation plans, and issue common shares upon the exercise of such options or vesting of such securities; (ii) issue equity securities pursuant to the exercise, vesting or conversion, as the case may be, of any options, restricted stock units, warrants, special warrants or other convertible securities of the Company outstanding on the date hereof; (iii) issue Common Shares pursuant to the Concurrent Private Placement; (iv) issue Common Shares or securities convertible or exchangeable for Common Shares in connection with a financing at the project level for the Florence Copper Project; and (v) issue Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, strategic alliances or strategic investments occurring after the date hereof which are not issued for capital raising purposes, provided, however, that the aggregate number of Common Shares issued in connection with such transactions described in subsection (v) shall not exceed 19.99% of the currently issued and outstanding Common Shares (on an as-converted basis) as of the date hereof, and any Common Shares or securities convertible into or exchangeable for shares of Common Shares issued must have an issue price that is no less than the Offering Price. In addition, from the date hereof and ending 90 days following the Closing Date, the Company shall not file a prospectus under Canadian Securities Laws or a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except as pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

(q) Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Offered Shares in such a manner as would require the Company or any of its Material Subsidiaries to register as an investment company under the Investment Company Act.

(r) No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Offered Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M and the equivalent securities laws of other jurisdictions (including Canada and the United Kingdom). If the limitations of Rule 102 of Regulation M ("Rule 102") do not apply with respect to the Offered Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from CFCC (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(s) Press Releases/Announcements. Prior to the Closing Date, the Company shall not, without CFCC's prior written consent, which shall not be unreasonably delayed, conditioned or withheld, issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or any Material Subsidiaries, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Material Subsidiaries, or with respect to the offering of the Offered Shares. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company's counsel advises that it is necessary in order to comply with Applicable Law or the rules or requirements of the TSX, LSE or NYSE American, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

(t) Stamp Taxes. The Company shall pay to the Underwriters an amount equal to the amount of any Stamp Taxes (including any related interest and penalties) payable in connection with the execution or delivery of this Agreement or the issuance or sale of the Offered Shares by the Company, the Depositary or the Underwriters, in each case pursuant to this Agreement.

CFCC, on behalf of the Underwriters, may, in its sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

Section 13 All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company.  Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle any of the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Company at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 14 Termination of this Agreement.

(1) Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a) there should occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Company or a change in any material fact (other than a material fact related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in any Applicable Prospectus), or the Underwriters become aware of any undisclosed material information (other than information related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in any Applicable Prospectus), which in the opinion of an Underwriter, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Shares; or

(b) there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism of national or international consequence, including by way of the COVID-19 pandemic to the extent there are material adverse developments related thereto after November 12, 2020 or similar event, or any new law or regulation or a change thereof or other occurrence of any nature whatsoever which, in the opinion of an Underwriter, acting reasonably, seriously adversely effects, or involves, or is expected to seriously adversely effect, or involve, financial markets in Canada or the United States or the United Kingdom generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of the Company; or

(c) there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) or any order or ruling is issued under or pursuant to any statute of Canada or the United States or the United Kingdom or of any province or territory of Canada, or state of the United States or the United Kingdom (including, without limitation, the Commission, the Canadian Commissions, any of the Exchanges or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or distribution of the Offered Shares or would have a significant adverse effect on the market price or value of the Offered Shares; or

(d) the Company is in material breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement becomes false in any material respect.

(2) If this Agreement is terminated by any of the Underwriters pursuant to Section 14(1), there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 10, Section 11 and Section 16.

(3) The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 14 shall not be binding upon the other Underwriters.

Section 15 Conditions of Closing and Option Closing

(1) The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Company of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a) a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from McMillan LLP, in its capacity as the Company's Canadian counsel, as to matters of Canadian federal and provincial law (who may rely on the opinions of local counsel acceptable to them and to the Underwriters' counsel as to matters governed by the laws of jurisdictions in Canada other than the Provinces of British Columbia, Ontario, Alberta and Québec), addressed to the Underwriters and the Underwriters' counsel, such matters to be as set out in the attached Schedule "B" subject to customary limitations, assumptions and qualifications;

(b) a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from McMillan LLP, in its capacity as the Company's U.S. counsel, addressed to the Underwriters, to the effect set forth in Schedule "C" (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a letter addressed to the Underwriters to the effect set forth in Schedule "C";

(c) a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from Davis Graham & Stubbs LLP, in its capacity as the Company's U.S. tax counsel, addressed to the Underwriters, to the effect set forth in Schedule "D" (subject to customary limitations, assumptions and qualifications);

(d) a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from Memery Crystal LLP, in its capacity as the Company's U.K. counsel, addressed to the Underwriters, in form and substance satisfactory to the Underwriters (subject to customary limitations, assumptions and qualifications), as to the issuance and free tradability of the Offered Shares in the U.K.;

(e) a letter, dated the Closing Date and the Option Closing Date, as applicable, from Cooley LLP, the Underwriters' U.S. counsel, addressed to the Underwriters, to the effect that such counsel has participated in the preparation of the Registration Statement and the U.S. Prospectus (excluding the Documents Incorporated by Reference) and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Company), no facts have come to such counsel's attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Prospectus, as of its date and as of the Closing Date and the Option Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, included or incorporated by reference therein, as to which such counsel expresses no belief);

(f) a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from the Company's counsel, in form and substance satisfactory to the Underwriters, regarding the Material Subsidiaries, with respect to the following: (i) the incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Material Subsidiary, and (iii) that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(g) a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Gallagher & Kennedy, PA, in its capacity as the Company's counsel, in form and substance satisfactory to the Underwriters, as to title matters in respect of the Material Properties;

(h) certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS or its nominee or in such other name(s) as CFCC on behalf of the Underwriters shall have directed;

(i) from KPMG LLP, independent public or certified public accountants for the Company, (i) "long-form comfort letters" dated, respectively, the date of the Prospectus Supplements, and addressed to the Underwriters and CF US and the board of directors of the Company, in form and substance reasonably satisfactory to CFCC, containing statements and information of the type ordinarily included in accountant's "comfort letters" to underwriters which letters shall cover with respect to the Financial Statements, including without limitation, certain financial and accounting disclosures contained or incorporated by reference in the Registration Statement, the Preliminary Prospectuses, the Prospectuses and the Prospectus Supplements, and (ii) confirmation that they are independent public, certified public or chartered accountants as required by the Securities Act;

(j) on the Closing Date, a letter from KPMG LLP, independent public or certified public accountants for the Company, dated such date, in form and substance reasonably satisfactory to CFCC, to the effect that they reaffirm the statements made in the letters furnished by them pursuant to Section 15(1)(i), except that the specified date referred to therein for the carrying out of procedures shall be no more than two (2) business days prior to the Closing Date;

(k) the payment of the Underwriting Fee in accordance with the terms of this Agreement;

(l) evidence satisfactory to CFCC that (A) the Offered Shares shall have been listed and admitted and authorized for trading on the NYSE American, (B) the Offered Shares shall have been conditionally approved for listing on the TSX, subject only to the official notice of issuance and (C) application for UK Admission has been made;

(m) a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and President of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) the Company is a "reporting issuer" or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101; (iv) there has been no material change relating to the Company and its Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the offering of the Offered Shares, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(n) at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Over-Allotment Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Firm Shares and the Additional Shares on the Exchanges and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(o) at the Closing Time, the Company's directors and officers shall each have entered into lock-up agreements, substantially in the form attached hereto as Schedule "E";

(p) at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company and each of the Material Subsidiaries dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(q) evidence satisfactory to CFCC that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering; and

(r) such other documents as the Underwriters or counsel to the Underwriters may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to CFCC and counsel for the Underwriters, acting reasonably.

Section 16 Expenses

The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Prospectus Supplements, marketing materials and any Supplementary Material; (ii) the fees and expenses of the Company's legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all reasonable out-of-pocket expenses of the Underwriters and (v) all fees and disbursements of the Underwriters' legal counsel to a maximum of $210,000, plus applicable taxes and disbursements ((iv) and (v), collectively, the "Underwriters' Expenses"). All fees and expenses incurred by the Underwriters, or on their behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed.  At the option of CFCC, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the Offering.  Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Underwriters' Expenses, as described in this Section 16.

Section 17 No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 18 Obligation to Purchase.

(1) Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

Cantor Fitzgerald Canada Corporation	50.0%

Velocity Trade Capital Ltd.	20.0%

BMO Nesbitt Burns Inc.	10.0%

National Bank Financial Inc.	10.0%

TD Securities Inc.	10.0%

100.0%

(2) If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time or the Option Closing Time, as the case may be, (a "Defaulting Underwriter") and the percentage of Offered Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Shares then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Shares not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter's portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Company, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase.  In the event that the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Shares, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Company arising from such default. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Company any Underwriter which shall be so in default.

Section 19 Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

Section 20 Notices.

Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Company, be addressed and faxed or delivered to:

              Taseko Mines Limited

   15th Floor - 1040 W. Georgia St.

Vancouver, BC V6E 4H1

Attention:  Stuart D. McDonald, President

Facsimile:  (778) 373-4534

with a copy to (such copy not to constitute notice):

McMillan LLP

Royal Centre, 1055 W. Georgia Street, Suite 1500

PO Box 11117

Vancouver, BC V6E 4N7

Attention: Cory Kent

Facsimile: (604) 685-7084

and in the case of the Underwriters and CF US, c/o CFCC, addressed and faxed or delivered to:

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, ON  M5H 3M7

Attention:  Graham Moylan

Facsimile: (416) 350-2985

and

Cantor Fitzgerald & Co.

110 East 59th Street

New York, NY 10022

Attention:  Legal Department

Facsimile:  (212) 829-4708

with a copy to (such copy not to constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON  M5L 1B9

Attention:  Ivan Grbešić
Facsimile:   (416) 947-0866

and

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention:  Daniel I. Goldberg, Esq.

Facsimile:  (212) 479-6275

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 21 Actions on Behalf of the Underwriters.

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 10, Section 13 and Section 14, shall be taken by CFCC on the Underwriters' behalf and the execution of the Agreement by the Underwriters shall constitute the Company's authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Shares to, or to the order of, CFCC.

Section 22 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 23 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 24 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 25 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[Remainder of page intentionally blank. Signature page follows.]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

CANTOR FITZGERALD CANADA CORPORATION

By:	(signed) Christopher Craib
Name: Christopher Craib
Title: President and Chief Financial Officer

VELOCITY TRADE CAPITAL LTD.

By:	(signed) Simon Grayson
Name: Simon Grayson
Title: Chief Executive Officer

BMO NESBITT BURNS INC.

By:	(signed) Jamie Rogers
Name: Jamie Rogers
Title: Managing Director, Co-Head Global Metals & Mining

NATIONAL BANK FINANCIAL INC.

By:	(signed) Morten Eisenhardt
Name: Morten Eisenhardt
Title: Managing Director

TD SECURITIES INC.

By:	(signed) Edward J. McGurk
Name: Edward J. McGurk
Title: Managing Director

Acknowledged by CF US solely for the purpose of receiving the benefit of Section 8 of this Agreement.

CANTOR FITZGERALD & CO.

By:	(signed) Sage Kelly
Name: Sage Kelly
Title: Head of Investment Banking

The foregoing is in accordance with our understanding and is accepted by us.

TASEKO MINES LIMITED

By:	(signed) Stuart McDonald
Name: Stuart McDonald
Title: President

SCHEDULE "A"
MATERIAL SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership
Gibraltar Mines Ltd.	British Columbia	75%
Florence Copper Inc.	Arizona, USA	100%
Curis Resources Ltd.	British Columbia	100%
Curis Holdings (Canada) Ltd	British Columbia	100%
Yellowhead Mining Inc.	British Columbia	100%
Aley Corporation	British Columbia	100%
Taseko Holdings Ltd.	British Columbia	100%

SCHEDULE "B"
MATTERS TO BE ADDRESSED IN THE COMPANY'S CANADIAN COUNSEL OPINION

(a) The Company is a "reporting issuer", or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(b) the Company is a corporation continued and validly existing under the Business Corporations Act (British Columbia);

(c) the Company has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(d) the Company has all necessary corporate power and capacity: (i) to issue and sell the Firm Shares and the Additional Shares; and (ii) to grant the Over-Allotment Option;

(e) the authorized and issued capital of the Company;

(f) the statements in the Registration Statement under "Part II - Information Not Required to be Delivered to Offerees or Purchasers - Indemnification" insofar as such statements summarize legal matters or documents discussed therein, are fair summaries of such legal matters or documents in all material respects;

(g) the attributes attaching to the Offered Shares are consistent and conform with the description under "Description of the Securities Being Distributed" in the Canadian Prospectus Supplement;

(h) all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares;

(i) the Offered Shares have been and, upon exercise of the Over-Allotment Option in accordance with its terms, the Additional Shares will be duly allotted and validly issued as fully-paid and non-assessable Common Shares in the capital of the Company upon full payment therefor and the issue thereof;

(j) the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the articles of the Company and the rules, policies and by-laws of the TSX;

(k) if applicable, the delivery of the Offered Shares in electronic form does not conflict with the Business Corporations Act (British Columbia) or the articles of the Company and the rules, policies and by-laws of the TSX;

(l) all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Prospectus Supplement, any Supplementary Material and any Marketing Documents and the filing thereof with the Commissions;

(m) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(n) the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Company, and the offering, issuance, sale and delivery of the Firm Shares and the Additional Shares, do not and will not conflict with any of the terms, conditions or provisions of the articles of the Company, any resolutions of the shareholders or directors (or any committee thereof) of the Company or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

(o) Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares of the Company and Computershare Trust Company, N.A. is the duly appointed co transfer agent for the Common Shares in the United States;

(p) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(q) subject only to the Standard Listing Conditions, the Offered Shares have been conditionally listed or approved for listing on the TSX; and

(r) that the statements under the headings "Eligibility For Investment" and "Certain Canadian Federal Income Tax Considerations" in the Canadian Prospectus Supplement are accurate as of the date of the Canadian Prospectus Supplement and fairly summarize, in all material respects, the matters referred to therein.

SCHEDULE "C"
FORM OF OPINION TO BE PROVIDED BY COMPANY'S U.S. COUNSEL

1. Neither the execution and delivery by the Company of the Underwriting Agreement nor the consummation by the Company of the issuance and sale of the Offered Shares contemplated thereby (i) violates or will result in the breach of any U.S. Securities Laws, or (ii) requires the consent, approval, order or authorization of, or any filing, qualification or registration with, any governmental authority under any U.S. Securities Laws, except for those consents, approvals, licenses and authorizations already obtained and those filings, recordings and registrations already made.

2. The Company is not currently, and solely after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the U.S. Final Base Prospectus will not be, required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

3. To our knowledge, no person has the right to require registration of any common shares or any other securities of the Company under the Securities Act resulting from the filing or effectiveness of the Registration Statement or otherwise.

Such counsel shall also state in a separate letter as follows:

Pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective upon the filing of [] thereto with the SEC on ______, 2020.  To our knowledge, based solely upon our review of the SEC's website, no stop order suspending the effectiveness of the Registration Statement has been issued.  According to the SEC's EDGAR database, the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement.

On the basis of the customary assumptions and qualifications set forth in the letter,

(i)  the Registration Statement, at the time it became effective with respect to the Underwriters, and the U.S. Prospectus, as of its date, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom),

(ii)  the Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder applicable to such form, and

(iii)  no facts have come to our attention that have caused us to believe that the Registration Statement, at the time it became effective with respect to the Underwriters, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Prospectus, as of its date and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Time of Sale Prospectus, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom, the report of management's assessment of the effectiveness of internal control over financial reporting, information derived from the reports or attributed to (x) the persons named in the U.S. Prospectus under the heading "Interests of Experts", included or incorporated by reference therein, and (y) the Company's independent engineering and technical experts, information include in or derived from the reports of the independent registered public accounting firms incorporated by reference into the U.S. Prospectus, or the statements contained in the exhibits to the Registration Statement (other than the statements contained in the Incorporated Documents (as defined in the letter), which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS (as defined in the letter))).

SCHEDULE "D"
FORM OF OPINION TO BE PROVIDED BY COMPANY'S U.S. TAX COUNSEL

1. The discussion set forth in the U.S. Prospectus Supplement under the heading "Certain Material U.S. Federal Income Tax Considerations" is accurate as of the date of the U.S. Prospectus Supplement and as of the date hereof and fairly summarizes, in all material respects, the matters referred to therein.

SCHEDULE "E"
FORM OF LOCK-UP AGREEMENT

__________________, 2020

To: Cantor Fitzgerald Canada Corporation

Re: Taseko Mines Limited - Lock-up Agreement

The undersigned understands that this lock-up agreement (the "Lock-Up Agreement") is being delivered to you in connection with the Underwriting Agreement dated November 12, 2020 (the "Underwriting Agreement") entered into by Taseko Mines Limited (the "Company") and the Underwriters (as defined in the Underwriting Agreement), with respect to the public offering (the "Offering") of common shares of the Company (the "Common Shares").

In consideration of the benefit that the Offering will confer upon the undersigned as a director and/or officer of the Company, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, in respect of Common Shares owned directly or indirectly by the undersigned, or under control or direction of the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (collectively, the "Locked-Up Securities"), during the period beginning from the date hereof and ending on the day that is ninety (90) days following the date of the closing of the Offering (the "Lock-Up Period"), the undersigned will not, without the prior written consent of CFCC, which consent shall not unreasonably be delayed, conditioned or withheld, (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a "put equivalent position" or liquidate or decrease a "call equivalent position" within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") promulgated thereunder (the "Exchange Act"), with respect to, any Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing, (ii) except as permitted in the Underwriting Agreement, cause to become effective a registration statement under the United States Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the "Securities Act"), or to file a prospectus in Canada, relating to the offer and sale of any Locked-Up Securities or securities convertible into or exercisable or exchangeable for Locked-Up Securities or other rights to purchase Locked-Up Securities or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Securities or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii).

The foregoing paragraph shall not apply to (A) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the spouse, any lineal descendent, father, mother, brother or sister of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement, (B) tenders pursuant to a bona fide third party take-over bid made to all holders of Common Shares of the Company or similar acquisition transaction provided that in the event that the take-over bid or acquisition transaction is not completed, any Locked-Up Securities shall remain subject to the restrictions contained in this Lock-Up Agreement, (C) any dispositions pursuant to any pre-existing 10b5-1 plans or retirement plans in Canada, (D) exercise of stock options and related dispositions of shares under any stock options issued or outstanding under the Company's equity incentive compensation plans, (E) any dispositions required for tax withholdings in connection with the exercise or vesting of any stock options or restricted stock units issued or outstanding under the Company's equity incentive compensation plans, (F) by testate succession or intestate succession, (G) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, or (H) if acquired by the undersigned in open market transactions after the Offering.

In addition, the undersigned hereby waives any and all pre-emptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities in connection with the Offering.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward the consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's legal representatives, successors, and assigns, and shall enure to the benefit of the Company, the Underwriters and their legal representatives, successors and assigns.

The obligations of the undersigned pursuant to this Lock-Up Agreement may be waived in writing in whole or in part by CFCC in its sole discretion.

This Lock-Up Agreement is governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

Yours very truly,

Witness	Name

Number of Common Shares subject to this Lock-Up Agreement

Acknowledged and agreed as of the date first written above.

CANTOR FITZGERALD CANADA CORPORATION

By:
Name:
Title: